CERTIFICATE OF DESIGNATIONS, NUMBER, VOTING POWERS,

PREFERENCES AND RIGHTS OF SERIES F CONVERTIBLE PREFERRED STOCK

OF

PROVO INTERNATIONAL, INC.

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors of Provo International, Inc., a Delaware corporation (hereinafter called the "Corporation"), with the preferences and rights set forth therein relating to dividends, conversion, redemption, dissolution and distribution of assets of the Corporation having been fixed by the Board of Directors pursuant to authority granted to it under the Corporation's Certificate of Incorporation and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware (the "DGCL"):

RESOLVED: That, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation of the Corporation, the Board of Directors hereby creates a series of preferred stock, par value $0.01 per share (the "Preferred Stock"), consisting of 50,000 shares of Preferred Stock and hereby designates all such shares of Preferred Stock as "Series F Preferred Stock" and hereby authorizes the issuance of 50,000 shares of Series F Preferred Stock of the Corporation and fixes the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such shares, in addition to those set forth in the Certificate of Incorporation of the Corporation, as follows:

1. **DESIGNATION AND AMOUNT**. The shares of such series shall be designated "Series F Convertible Preferred Stock" (the "Series F Preferred Stock") and the number of shares constituting such series shall be 50,000.

2. **DIVIDENDS**.

(a) The holders of Series F Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors of the Corporation (the "Board of Directors"), out of the net profits of the Corporation, dividends per share equal to both (i) 12.0% per annum of the Stated Value (as herein defined) of such Series F Preferred Stock, before any dividends shall be declared, set apart for or paid upon the Common Stock or any other stock ranking with respect to dividends or on liquidation junior to the Series F Preferred Stock (such stock being referred to hereinafter as "Junior Stock") in any year and (ii) to the extent that the holders of record of a majority of the outstanding shares of Series F Preferred Stock allow a dividend to be paid on the Common Stock, the amount such holders would have received had such holder converted his or its Series F Preferred Stock into Common Stock immediately prior to such distribution (regardless of whether outstanding shares of Series F Preferred Stock are then convertible). All dividends declared upon the Series F Preferred Stock shall be declared pro rata per share and compounded annually. For purposes hereof, the term "Stated Value" shall mean

$1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, stock distribution or combination, subdivision, reclassification or other corporate actions having similar effect with respect to the Series F Preferred Stock. Except as contemplated by Section 3 and Section 5 hereof, dividends on the Series F Preferred Stock shall be paid in cash.

(b) Dividends on the Series F Preferred Stock shall be cumulative and shall continue to accrue on a daily basis whether or not declared and whether or not in any fiscal year there shall be net profits or surplus available for the payment of dividends in such fiscal year, so that if in any fiscal year or years, dividends in whole or in part are not paid upon the Series F Preferred Stock, unpaid dividends shall accumulate as against the holders of Junior Stock.

(c) For so long as the Series F Preferred Stock remains outstanding, the Corporation shall not, without the prior consent of the holders of a majority of the outstanding shares of Series F Preferred Stock, pay any dividend upon the Junior Stock, whether in cash or other property (other than shares of Junior Stock), or purchase, redeem or otherwise acquire any such Junior Stock. Notwithstanding the provisions of this Section 2(c), without declaring or paying dividends on the Series F Preferred Stock, the Corporation may, subject to applicable law, repurchase or redeem shares of capital stock of the Corporation from current or former officers or employees of the Corporation pursuant to the terms of repurchase or similar agreements in effect from time to time, provided that such agreements have been approved by the Board of Directors and the holders of a majority of the outstanding shares of Series F Preferred Stock and the terms of such agreements provide for a repurchase or redemption price not in excess of the price per share paid by such employee for such share.

3. LIQUIDATION, DISSOLUTION OR WINDING UP.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (each such event, together with each event specified in Section 3(c) hereof, is hereinafter referred to as a "Liquidating Event"), the holders of shares of Series F Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after and subject to the payment in full of all amounts required to be distributed to the holders of any other series of Preferred Stock of the Corporation ranking on liquidation prior and in preference to the Series F Preferred Stock, if any (such Preferred Stock being referred to hereinafter as "Senior Preferred Stock"), upon such Liquidating Event, but before any payment shall be made to the holders of Junior Stock, an amount equal to the Stated Value per share plus any dividends thereon accrued but unpaid. If upon any such Liquidating Event the remaining assets of the Corporation available for the distribution to its stockholders after payment in full of amounts required to be paid or distributed to holders of Senior Preferred Stock shall be insufficient to pay the holders of shares of Series F Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series F Preferred Stock, and any class of stock ranking on liquidation on a parity with the Series F Preferred Stock, shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective amounts which would otherwise be payable in respect to the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

(b) After the payment of all preferential amounts required to be paid to the holders of Senior Preferred Stock and Series F Preferred Stock and any other series of Preferred Stock ranking prior and in preference to the Common Stock upon a Liquidating Event, if any, the holders of the Series F Preferred Stock, the holders of any other series of Preferred Stock that is constituted as similarly participating and the holders of Common Stock, in each case, then outstanding, shall be entitled to receive the remaining assets and funds of the Corporation available for distribution to its stockholders pro rata based on the number of shares of Common Stock which they hold and which they have the right to acquire upon the conversion of such shares of Series F Preferred Stock or such other series of Preferred Stock as are constituted as similarly participating then held by each such holder; provided, however, the holders of the Series F Preferred Stock shall only be entitled to participate and receive payments in respect of the remaining assets and funds of the Corporation as contemplated by this Section 3(b) to the extent that the preferential amount payable to the holders of the Series F Preferred Stock pursuant to Section 3(a)(i) hereof upon the occurrence of a Liquidating Event exceeds the preferential amount payable to the holders of Series F Preferred Stock pursuant to Section 3(a)(ii) hereof upon the occurrence of such Liquidating Event.

(c) For purposes of this Section 3, each of the sale, conveyance, mortgage, pledge or lease of all or substantially all of the assets of the Corporation shall be deemed to be a Liquidating Event.

(d) For purposes of Section 3(a) hereof, if the consideration to be received by the Corporation or the stockholders of the Corporation in connection with a Liquidating Event is other than cash, its value will be deemed the fair market value as determined in good faith by the Board of Directors. Any securities shall be valued as follows:

(i) In regards to securities not subject to an investment letter or other similar restrictions on free marketability covered by Section 3(d)(ii) below:

(1) If traded on any national securities exchange or through the NASDAQ National Market, the value shall be deemed to be the average of the closing prices of such securities on such national securities exchange or quotation system, as the case may be, over the thirty (30) day period ending three (3) days prior to the closing date for such Liquidating Event;

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing date for such Liquidating Event; and

(3) If there is no active public market, the value shall be the fair market value thereof, as determined by the Board of Directors in good faith; provided, that, if in connection with such Liquidating Event an independent appraisal was received, the fair market value hereunder shall be based upon such appraisal.

(ii) The method of valuing securities subject to an investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined pursuant to Sections 3(d)(i)(1), (2) and (3) above to reflect the approximate fair market value thereof, as determined by the Board of Directors in good faith; provided, that, if in connection with such Liquidating Event, an independent appraisal was received, the fair market value hereunder shall be based on such appraisal.

4. **VOTING.**

(a) Except as otherwise provided herein or as required by law, the Series F Preferred Stock shall not have any voting rights.

(b) In addition to any other rights provided by law, and subject to Sections 4(d) below, the Corporation shall not, nor shall it permit any subsidiary to, without first obtaining the affirmative vote or prior written consent of the holders of a majority of the outstanding shares of Series F Preferred Stock (voting together as a single class):

(i) amend or repeal any provision of the Corporation's or any subsidiary's Certificate of Incorporation or By-Laws, including without limitation a change in the number of members of the Board of Directors;

(ii) authorize or effect the payment of dividends or the redemption or repurchase of any capital stock of the Corporation or any subsidiary or rights to acquire capital stock of the Corporation or any subsidiary, (A) other than the repurchase of stock from employees of the Corporation or its subsidiaries at purchase prices not in excess of purchase prices initially paid by such employees for such shares or rights, provided such repurchase rights have previously been approved by the Board of Directors and the holders of a majority of the outstanding shares of Series F Preferred Stock, or (B) the transaction contemplated by the Stock Purchase Agreement (as defined in the Term Loan, Security and Securities Purchase Agreement dated November 22, 2004).

(iii) authorize or effect the issuance by the Corporation or any subsidiary of any shares of capital stock or rights to acquire capital stock other than (x) pursuant to options, warrants, conversion or subscription rights in existence on the initial date of issuance of the Series F Preferred Stock (the "Initial Issuance Date") or (y) pursuant to stock option, stock bonus or other employee stock plans for the benefit of the employees of the Corporation or its subsidiaries in existence as of such date or thereafter approved with the consent of the Board of Directors and the holders of a majority of the then outstanding shares of Series F Preferred Stock or shares of common stock for cash for not less than the higher of $.13 per share or 80% of the average closing price for the ten trading days preceding such sale;

(iv) authorize or effect (A) any sale, lease, transfer or other disposition of any material portion of the assets of the Corporation or any subsidiary outside of the ordinary course of business consistent with past practice (including with respect to

quantity and frequency), but in no event in excess of $50,000 (except pursuant to the Stock Purchase Agreement), (B) any merger or consolidation or other reorganization of the Corporation or any subsidiary with or into another corporation or other form of business entity, (C) the acquisition by the Corporation or any subsidiary of any material amount of assets other than in the ordinary course of business consistent with past practice, (D) the acquisition by the Corporation or any subsidiary of another entity by means of a purchase of all or substantially all of the capital stock or assets of such entity, or (E) a liquidation, winding up, dissolution or voluntary bankruptcy or adoption of any plan for the same (each a "Material Transaction");

(v) approve or effect any material change in the Corporation's or any subsidiary's accounting methods or policies, or change the auditors of the Corporation or any subsidiary; or

(vi) approve or effect any material changes in the current line of business of the Corporation or any subsidiary.

(c) The Corporation shall not amend, alter or repeal the preferences, special rights or other powers of the Series F Preferred Stock (whether by amendment to the Certificate of Incorporation or otherwise) so as to affect adversely the Series F Preferred Stock, without the written consent or affirmative vote of the holders of at least 50.1% of the then outstanding shares of Series F Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class. For this purpose (but subject to the proviso at the end of this sentence), the authorization or issuance of any series of Preferred Stock with preference or priority over, or, subject to Section 4(b) above, being on a parity with, the Series F Preferred Stock as to voting rights or the right to receive either dividends or amounts distributable upon a Liquidating Event shall be deemed so to affect adversely the Series F Preferred Stock.

(d) To the extent the holders of the Series F Preferred Stock own less than 20% of the total number of shares of Series F Preferred Stock issued and outstanding on the Initial Issuance Date, Section 4(b) and any and all provisions contained in Sections 4(d) hereof that otherwise serve to diminish, alter or modify the rights of the holders of Series F Preferred Stock, including without limitation, any and all provisions that relate to the Corporation's ability to issue capital stock without obtaining the affirmative vote or prior written consent of the holders of a majority of the outstanding shares of Series F Preferred Stock, shall terminate and no longer be of any further force or effect and, at the request of the holders of a majority of the outstanding shares of Series F Preferred Stock, the Corporation shall file an amendment to this Certificate of Designation with the Secretary of State of the State of Delaware deleting all such provisions and references with immediate effect.

5. **OPTIONAL CONVERSION IN CONNECTION WITH A MATERIAL TRANSACTION**. On or after the Effective Date of a Material Transaction approved in accordance with Section 4(b) hereof, each share of Series F Preferred Stock may be converted at any time, at the option of the holder thereof, into the number of fully-paid and no assessable shares of Common Stock obtained by dividing the Stated Value by the Conversion Price then in effect (the "Conversion Rate").

(a) The initial conversion price, subject to adjustment as provided herein, is equal to $1.00 (the "Conversion Price"). The initial Conversion Rate for the Series F Preferred Stock shall be 7.6923 shares of Common Stock for each one share of Series F Preferred Stock surrendered for conversion. The applicable Conversion Rate and Conversion Price from time to time in effect is subject to adjustment as hereinafter provided.

(b) The Corporation shall not issue fractions of shares of Common Stock upon conversion of Series F Preferred Stock or scrip in lieu thereof. If any fraction of a share of Common Stock would, except for the provisions of this Section 5(b), be issuable upon conversion of any Series F Preferred Stock, the Corporation shall in lieu thereof pay to the person entitled thereto an amount in cash equal to the current value of such fraction, to be computed (i) if the Common Stock is listed on any national securities exchange, on the basis of the last sales price of the Common Stock on such exchange (or the quoted closing bid price if there shall have been no sales) on the date of conversion, or (ii) if the Common Stock shall not be so listed, on the basis of the mean between the closing bid and asked prices for the Common Stock on the date of conversion as reported by NASDAQ, or its successor, and if there are not such closing bid and asked prices, on the basis of the fair market value per share as determined by the Board of Directors.

(c) Whenever the Conversion Rate and Conversion Price shall be adjusted as provided in Section 6 hereof, the Corporation shall forthwith file at each office designated for the conversion of Series F Preferred Stock, a statement, signed by the Chairman of the Board of Directors, the President, any Vice President or Treasurer of the Corporation, showing in reasonable detail the facts requiring such adjustment and the Conversion Rate that will be effective after such adjustment. The Corporation shall also cause a notice setting forth any such adjustments to be sent by mail, first class, postage prepaid, to each record holder of Series F Preferred Stock at his or its address appearing on the stock register.

(d) In order to exercise the conversion privilege, the holder of any shares of Series F Preferred Stock to be converted shall surrender his or its certificate or certificates therefore to the principal office of the transfer agent for the Series F Preferred Stock (or if no transfer agent be at the time appointed, then the Corporation at its principal office), and shall give written notice to the Corporation at such office that the holder elects to convert the Series F Preferred Stock represented by such certificates, or any number thereof. Such notice shall also state the name or names (with address) in which the certificate or certificates for shares of Common Stock which shall be issuable on such conversion shall be issued, subject to any restrictions on transfer relating to shares of the Series F Preferred Stock or shares of Common Stock upon conversion thereof. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly authorized in writing. The date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates and notice shall be the conversion date. As soon as practicable after receipt of such notice and the surrender of the certificate or certificates for Series F Preferred Stock as aforesaid, the Corporation shall cause to be issued and delivered at such office to such holder, or on his or its written order, (i) a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, (ii) cash as provided in Section 5(b) hereof in respect of any fraction of a share of Common Stock otherwise issuable

upon such conversion, (iii) cash or a certificate or certificates for the number of full additional shares of Common Stock issuable on such conversion, in either case, in respect of any dividends that have accrued through the date of conversion with respect to such Series F Preferred Stock, as provided in Section 5(f) hereof and (iv) if less than all shares of Series F Preferred Stock represented by the certificate or certificates so surrendered are being converted, a residual certificate or certificates representing the shares of Series F Preferred Stock not converted.

(e) The Corporation shall at all times when the Series F Preferred Stock shall be outstanding reserve and keep available out of its authorized but unissued stock, for the purposes of effecting the conversion of the Series F Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series F Preferred Stock. Before taking any action that would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series F Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully-paid and nonassessable shares of such Common Stock at such adjusted conversion price.

(f) Upon any such conversion, all accrued and unpaid dividends on the Series F Preferred Stock surrendered for conversion, through and including the conversion date, shall, at the option of the Corporation, be paid (i) in cash or (ii) in additional shares of Common Stock. In the event the Corporation elects to pay such accrued and unpaid dividends in additional shares of Common Stock, the number of shares of Common Stock to be issued in payment of the dividend with respect to each outstanding share of Common Stock shall be determined by dividing the amount of the dividend that would have been payable had such dividend been paid in cash by an amount equal to the Conversion Price. To the extent that any such dividend would result in the issuance of a fractional share of Common Stock (which shall be determined with respect to the aggregate number of shares of Common Stock held of record by each holder) then the amount of such fraction multiplied by the Conversion Price shall be paid in cash (unless there are no legally available funds with which to make such cash payment, in which event such cash payment shall be made as soon as possible).

(g) All shares of Series F Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall forthwith cease and terminate except only for the right of the holder thereof to receive shares of Common Stock in exchange therefor, payment of any accrued and unpaid dividends thereon (whether in cash or in additional shares of Common Stock) and payment of cash in respect of any fractional shares of Common Stock issuable to such holder upon conversion. Any shares of Series F Preferred Stock so converted shall be retired and canceled and shall not be reissued, and the Corporation may from time to time take such appropriate action as may be necessary to reduce the authorized Series F Preferred Stock accordingly.

6. <u>ANTI-DILUTION PROVISIONS</u>.

(a) In the event the Corporation shall declare a dividend upon the Common Stock (other than a dividend payable in Common Stock) payable otherwise than out of

earnings or earned surplus, determined in accordance with generally accepted accounting principles, including the making of appropriate deductions for minority interests, if any, in subsidiaries (herein referred to as "Liquidating Dividends"), then, as soon as possible after the conversion of any shares of Series F Preferred Stock, the Corporation shall pay to the person converting such shares of Series F Preferred Stock an amount equal to the aggregate value of all Liquidating Dividends to which such holder would have been entitled if such holder had converted the shares of Series F Preferred Stock to Common Stock prior to the declaration of the Liquidating Dividends, at the then applicable Conversion Price. For the purposes of this Section 6(a), a dividend other than in cash shall be considered payable out of earnings or earned surplus only to the extent that such earnings or earned surplus are charged an amount equal to the fair value of such dividend as determined in good faith by the Board of Directors.

(b) In case the Corporation shall at any time (i) subdivide the outstanding Common Stock or (ii) issue a dividend on its outstanding Common Stock payable in shares of Common Stock, the Conversion Rate in effect immediately prior to such dividend or combination shall be proportionately increased by the same ratio as the subdivision or dividend (with appropriate adjustments to the Conversion Price in effect immediately prior to such subdivision or dividend). In case the Corporation shall at any time combine its outstanding Common Stock, the Conversion Rate in effect immediately prior to such combination shall be proportionately decreased by the same ratio as the combination (with appropriate adjustments to the Conversion Price in effect immediately prior to such combination).

(c) If any capital reorganization or reclassification of the capital stock of the Corporation, or consolidation or merger of the Corporation with another corporation or other entity, or the sale of all or substantially all of its assets to another corporation or other entity shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities, cash or other property with respect to or in exchange for Common Stock, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and adequate provision shall be made whereby the holders of the Series F Preferred Stock shall have the right to acquire and receive upon conversion of the Series F Preferred Stock, which right shall be prior to the rights of the holders of Junior Stock (but after and subject to the rights of holders of Senior Preferred Stock, if any), such shares of stock, securities, cash or other property issuable or payable (as part of the reorganization, reclassification, consolidation, merger or sale) with respect to or in exchange for such number of outstanding shares of Common Stock as would have been received upon conversion of the Series F Preferred Stock at the Conversion Price then in effect. The Corporation will not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor corporation (if other than the Corporation) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument mailed or delivered to the holders of the Series F Preferred Stock at the last address of each such holder appearing on the books of the Corporation, the obligation to deliver to each such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to purchase. If a purchase, tender or exchange offer is made to and accepted by the holders of more than 50% of the outstanding shares of Common Stock, the Corporation shall not effect any consolidation, merger or sale with the person having made such offer or with any Affiliate of such person, unless prior to the consummation of such consolidation, merger or sale the holders of the Series F Preferred Stock shall have been given a reasonable opportunity to then elect to receive upon conversion of the Series F Preferred Stock

either the stock, securities or assets then issuable with respect to the Common Stock or the stock, securities or assets, or the equivalent, issued to previous holders of the Common Stock in accordance with such offer. For purposes hereof, the term "Affiliate" with respect to any given person shall mean any person controlling, controlled by or under common control with the given person.

IN WITNESS WHEREOF, Provo International, Inc. has caused this Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series F Convertible Preferred Stock to be duly executed by its Chief Executive Officer this ____ day of ____________, 2004.

PROVO INTERNATIONAL, INC.

By______________________________
Name:
Title: